UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________________

SCHEDULE TO
(Rule 13e-4)
_____________________

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
_____________________
GAI Agility Income Fund
(Name of Issuer)

GAI Agility Income Fund
(Name of Person(s) Filing Statement (Issuer))
_____________________
 Shares of Beneficial Interest
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)
_____________________

Lloyd Lipsett
Wells Fargo Law Department
MAC J9201-210
200 Berkeley Street
Boston, MA 02116
(617) 210-3433

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons(s))

With a copy to:
Mark P. Goshko
George Zornada
K&L Gates LLP
State Street Financial Center
One Lincoln St.
Boston, MA  02111-2950
(617) 261-3100

 October 25, 2016
(Date Tender Offer First Published, Sent or Given to Security Holders)
_____________________

CALCULATION OF FILING FEE

Transaction Valuation $82,059,000(a)	Amount of Filing Fee $9,510.64(b)

(a)	Calculated as the aggregate maximum purchase price for shares of beneficial interest.
(b)	Calculated at $115.90 per $1,000,000 of the Transaction Valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	Filing Parties:
	Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet.

As disclosed in the private placement memorandum (“Memorandum”) of GAI Agility Income Fund (the “Fund”), it is anticipated that approximately four times per year, subject to the approval of the Fund’s Board of Trustees (“Board” or “Trustees”), the Fund will offer to repurchase shares of beneficial interest (“Shares”), or a portion thereof, at their net asset value per Share as of the Valuation Date (as defined below).  This offer, which begins on October 25, 2016 (the “Effective Date”) will remain open until 12:00 midnight, Eastern Time, on November 22, 2016 (the “Initial Notice Due Date”), subject to any extension of the offer made in the absolute discretion of the Board (“Offer to Purchase” and the tender offer made thereby, the “Offer”).  The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline and expiration date for the holders of the Fund’s Shares (each, a “Shareholder”) to tender Shares for purchase is called the “Notice Due Date,” and is the date upon which the Offer expires.  Net asset value will be calculated for this purpose as of December 31, 2016 or at a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”).  Capitalized terms used herein, but not otherwise defined, shall have the meanings ascribed to them in the Memorandum.

Following this summary is a formal notice of the Fund’s offer to purchase all or a portion of your Shares, which remains open until the Notice Due Date.

A Shareholder may tender all or a portion of its Shares.  Shareholders who tender all or a portion of their Shares prior to holding such Shares for at least one year will be subject to an early withdrawal fee due to the Fund equal to 2.0% of the amount requested to be purchased, to be netted against withdrawal proceeds (the “Early Withdrawal Charge”).  Shares tendered for repurchase will be treated as having been repurchased on a “first in - first out” basis.  Therefore, the portion of Shares repurchased will be deemed to have been taken from the earliest Shares purchased by such Shareholder.

Shareholders that desire to tender Shares for purchase must do so by 12:00 midnight, Eastern Time, on November 22, 2016 (or, if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire.  Until the Notice Due Date, Shareholders have the right to change their minds and withdraw any tenders of their Shares.  Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein.  If the Fund has not yet accepted a Shareholder’s tender of Shares on or prior to December 21, 2016 (i.e., the date 40 business days from the commencement of the Offer), a Shareholder will also have the right to withdraw its tender of its Shares after December 21, 2016.

If you would like the Fund to purchase your Shares, you should mail a completed and executed Letter of Transmittal (the Tender Offer Form will suffice), which is attached to this document as Exhibit 99.3, to Global Alternative Investments, c/o BNY Mellon TA Alternative Investment RIC Funds (“BNY Mellon”), at 4400 Computer Drive, Westborough, MA 01581, Attention: GAI Agility Income Fund or fax it to BNY Mellon at (508) 599-6137, Attention: GAI Agility Income Fund, so that it is received by 12:00 midnight Eastern Time on November 22, 2016.  Generally, Shares being tendered by Shareholders pursuant to a repurchase offer will need to be tendered by Shareholders at least thirty (30) days prior to the applicable Valuation Date.  The Fund recommends that all documents be submitted to Wells Fargo Investment Institute, Inc. (the “Investment Adviser”) at the address noted above, by certified mail, return receipt requested, or by facsimile transmission.  BNY Mellon will mail to a Shareholder who has tendered their Shares: (1) an initial confirmation of receipt of tender notice within five (5) business days of BNY Mellon’s actual receipt of your tender; and (2) a detailed tender acceptance confirmation with payment specific details and event date(s) regarding your tender transaction within five (5) business days after the acceptance of your tender by the Investment Adviser.

If you elected to tender, and have not received your initial receipt of tender confirmation within five (5) business days, please contact the Investment Adviser at (866) 440-7460 to obtain information about the status of your tender request.

The value of your Shares will likely change between the most recent time net asset value was calculated and the Valuation Date. If you would like to obtain the estimated net asset value of your Shares, which the Fund’s administrator calculates monthly based on, among other things, the information received from the managers of the investment funds in which the Fund invests (“Investment Funds”), you may call the Support Desk of the Investment Adviser at (866) 440-7460, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 8:00 p.m., Eastern Time.

Please note that the Fund has the right to cancel, amend or postpone this Offer at any time prior to the earlier to occur of the Valuation Date (as such may be extended if the Notice Due Date is extended) or when the tendered Shares have been accepted by the Fund. Also realize that for any Shares tendered, you remain a Shareholder in the Fund through the Valuation Date, when the net asset value of your Shares is calculated.

Item 2. Issuer Information.

(a) The name of the issuer is the GAI Agility Income Fund.  The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company and is organized as a Delaware statutory trust.  The principal executive office of the Fund is located at c/o Wells Fargo Investment Institute, Inc., 401 South Tryon Street, MAC D1050-026, Charlotte, NC 28202 and the telephone number is (866) 440-7460.

(b) The title of the securities that are the subject of the Offer to Purchase is shares of beneficial interest or portions thereof in the Fund.  (As used herein, the term “Share” or “Shares,” as the context requires, shall refer to the shares of beneficial interest in the Fund and portions thereof that constitute the two classes of Shares offered by the Fund designated as Class A (“Class A Shares”) and Class I (“Class I Shares”), that are tendered by Shareholders to the Fund pursuant to the Offer to Purchase).  As of the close of business on October 1, 2016, there was approximately $36,102,377 and $292,137,180 outstanding in capital of the Fund held in Class A Shares and Class I Shares, respectively.  Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to $82,059,000 of the Fund’s outstanding Shares (the “Offer Amount”).

(c) Shares are not traded in any market, and any transfer thereof is limited by the terms of the Fund’s most recent Memorandum, as it may be supplemented or amended from time to time.

Item 3. Identity and Background of Filing Person.

(a) The name of the filing person is the GAI Agility Income Fund.  The Fund’s principal executive office is located at c/o Wells Fargo Investment Institute, Inc., 401 South Tryon Street, MAC D1050-026, Charlotte, NC 28202 and the telephone number is (866) 440-7460.  Wells Fargo Investment Institute, Inc. serves as the Fund’s investment adviser, utilizing a team of professionals in its Global Alternative Investments division (“GAI”).  The principal executive office of the Investment Adviser is located at 401 South Tryon Street, MAC D1050-026, Charlotte, NC 28202 and the telephone number is (866) 440-7460.  The Trustees are Adam Taback, James Dean, James Dunn, Stephen Golding, James Hille, Jonathan Hook and Dennis Schmal.  Their address is c/o Wells Fargo Investment Institute, Inc., 401 South Tryon Street, MAC D1050-026, Charlotte, NC 28202.

Item 4. Terms of This Tender Offer.

(a) (1) (i) Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to the Offer Amount in tendered Shares, subject to any extension, amendment and/or increase of the Offer to Purchase.

(ii) The purchase price of Shares tendered to the Fund will be their net asset value as of the Valuation Date, less any Early Withdrawal Charge, subject to any extension, amendment and/or increase of the Offer to Purchase.

•	The Fund intends to make an initial payment (“Initial Payment”) for repurchased Shares as follows: (A) for Shareholders from whom the Fund accepts for repurchase only a portion of their Shares, the Fund intends to pay 100% of the estimated unaudited net asset value of the Shares repurchased determined as of the applicable Valuation Date, less any Early Withdrawal Charge relating to such Shares; and (B) for Shareholders from whom the Fund accepts for repurchase all of their Shares, the Fund intends to pay 95% of the estimated unaudited net asset value of the Shares repurchased determined as of the applicable Valuation Date, less any Early Withdrawal Charge relating to such Shares. Initial Payments in connection with tenders generally will be made as of the later of (1) the 45th day after the Valuation Date, or (2) in the sole discretion of the Investment Adviser, if the Fund has requested withdrawals of its investment from any Investment Funds in order to fund the repurchase of Shares, within ten Business Days after the Fund has received at least 95% of the aggregate amount so requested to be withdrawn by the Fund from the Investment Funds. The Fund may establish an escrow to hold funds or otherwise earmark funds (including investments) reasonably determined by the Board to be needed to make both the Initial Payment and, if the Initial Payment is less than 100% of the estimated unaudited net asset value, the balance of such estimated net asset value. The Fund will pay the balance, if any, of the purchase price based on the audited financial statements of the Fund for the fiscal year in which such repurchase was effective. This amount will be subject to adjustment upon completion of the annual audit of the Fund’s financial statements for the fiscal year in which the repurchase is effected.
•	Although the amounts required to be paid by the Fund will generally be paid in cash, the Fund may under certain limited circumstances pay all or a portion of the amounts due by an in-kind distribution of securities.

The repurchase of Shares is subject to regulatory requirements imposed by the Securities and Exchange Commission (“SEC”).  The Fund’s repurchase procedures are intended to comply with such requirements.  However, in the event that the Board determines that modification of the repurchase procedures described above is required or appropriate, the Board will adopt revised repurchase procedures as necessary to ensure the Fund’s compliance with applicable regulations or as the Board in its sole discretion deems appropriate.  Following the commencement of an offer to repurchase Shares, the Fund may suspend, postpone or terminate such offer in certain circumstances upon the determination of a majority of the Board, including a majority of the Trustees that are “not interested” as that term is defined under the 1940 Act (“Independent Trustees”), that such suspension, postponement or termination is advisable for the Fund and its Shareholders, including, without limitation, circumstances as a result of which it is not reasonably practicable for the Fund to dispose of its investments, to determine the value of its net assets, or other unusual circumstances.

Each Shareholder whose Shares (or portion thereof) have been accepted for repurchase will continue to be a Shareholder of the Fund until the Valuation Date (and thereafter if its Shares are repurchased in part) and may exercise its voting rights with respect to the repurchased Shares (or portion thereof) until the Valuation Date.  Moreover, the account maintained in respect of a Shareholder whose Shares (or portion thereof) have been accepted for repurchase will be adjusted for the net profits or net losses of the Fund through the Valuation Date, and such Shareholder’s account shall not be adjusted for the amount withdrawn, as a result of the repurchase, prior to the Valuation Date.
Upon its acceptance of tendered Shares or portions of Shares for repurchase, the Fund may maintain on its books (1) cash, (2) liquid securities or (3) interests in Investment Funds that the Fund has requested be withdrawn (or any combination of them), in an amount equal to the amount of accepted tendered Shares.  The Fund may establish an escrow to hold funds or otherwise earmark funds (including investments) reasonably determined by the Board to be needed to make both the Initial Payment and, if the Initial Payment is less than 100% of the unaudited net asset value, the balance of such net asset value.  The Fund may also seek to borrow amounts necessary to repurchase all or a portion of the tendered Shares.
Payments for repurchased Shares may require the Fund to liquidate portfolio holdings in Investment Funds earlier than Perella Weinberg Partners Capital Management LP (the “Subadviser”) otherwise would liquidate such holdings, potentially resulting in losses (including the payment of early withdrawal fees) and an increase in the Fund’s portfolio turnover.  The Fund may, but need not, maintain cash or borrow money to meet repurchase requests.  Such a practice could increase the Fund’s operating expenses and impact the ability of the Fund to achieve its investment objective.
If a repurchase offer is oversubscribed by Shareholders who tender Shares for repurchase (and not increased), the Fund may choose to repurchase only a pro rata portion of the Shares tendered by each Shareholder.  Shares tendered for repurchase will be treated as having been repurchased on a “first in - first out” basis.  Therefore, the portion of Shares repurchased will be deemed to have been taken from the earliest Shares purchased by such Shareholder.  Except for the Early Withdrawal Charge and direct costs and expenses, such as wiring fees, the Fund does not presently intend to impose any charges on the repurchase of Shares.
In the event that the Investment Adviser, Subadviser or any of their affiliates holds Shares in its capacity as a Shareholder, such Shares may be tendered for repurchase in connection with any repurchase offer made by the Fund, without notice to the other Shareholders.
A copy of: (i) the Cover Letter to Offer to Purchase and Letter of Transmittal; (ii) the Offer to Purchase; and (iii) a Form of Letter of Transmittal are attached hereto as Exhibits 99.1, 99.2, and 99.3, respectively.

(iii) The scheduled expiration date is 12:00 midnight, Eastern Time, on November 22, 2016.

(iv) Not applicable.

(v) The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension.  If the Fund elects to extend the Offer to Purchase, the net asset value of such Shares will be determined approximately one month after the Offer to Purchase actually expires.  During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer.  The Fund also reserves the right, at any time and from time to time, up to the earlier of the Valuation Date or when the tendered Shares have been accepted by the Fund, to: (a) cancel the Offer and in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of tendered Shares.  If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

(vi) Until the Notice Due Date, Shareholders have the right to change their minds and withdraw any tenders of their Shares pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Shares withdrawn may be re-tendered, however, provided that such tenders are made before 12:00 midnight, Eastern Time, on November 22, 2016 (or, if the Offer is extended, by any later Notice Due Date) by following the tender procedures described herein.  Pursuant to Rule 13e-4 of the Exchange Act, if the Fund has not yet accepted a Shareholder’s tender of Shares on or prior to December 21, 2016 (i.e., the date 40 business days from the commencement of the Offer), a Shareholder will also have the right to withdraw its tender of its Shares after December 21, 2016.  To request a form of withdrawal notice, a Shareholder may contact the Fund, the contact information for which can be found in Item 3 above.

(vii) Shareholders wishing to tender Shares pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal (the Tender Offer Form will suffice) to Global Alternative Investments, c/o BNY Mellon TA Alternative Investment RIC Funds, at 4400 Computer Drive, Westborough, MA 01581, Attention:  GAI Agility Income Fund or fax a completed and executed Letter of Transmittal to BNY Mellon, also to the attention of GAI Agility Income Fund, at (508) 599-6137.  The completed and executed Letter of Transmittal must be received by mail or fax at the above address or fax number prior to 12:00 midnight Eastern Time on November 22, 2016.  Generally, Shares being tendered by Shareholders pursuant to a repurchase offer will need to be tendered by Shareholders at least thirty (30) days prior to the applicable Valuation Date.  The Fund recommends that all documents be submitted to the Investment Adviser at the address noted above, by certified mail, return receipt requested, or by facsimile transmission.  BNY Mellon will mail to a Shareholder who has tendered their Shares: (1) an initial confirmation of receipt of tender notice within five (5) business days of BNY Mellon’s actual receipt of your tender; and (2) a detailed tender acceptance confirmation with payment specific details and event date(s) regarding your tender transaction within five (5) business days after the acceptance of your tender by the Investment Adviser.

If you elected to tender, and have not received your initial receipt of tender confirmation within five (5) business days, please contact the Investment Adviser at (866) 440-7460 to obtain information about the status of your tender request.

Any Shareholder tendering Shares pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi).  To be effective, any notice of withdrawal must be timely received by BNY Mellon at the address or fax number set out on the first page of the Letter of Transmittal.  A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer.  Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein.  To request a form of withdrawal notice, a Shareholder may contact the Fund, the contact information for which can be found in Item 3 above.

(viii) For purposes of the Offer, the Fund will be deemed to have accepted Shares that are tendered when it gives written notice to the tendering Shareholder of its election to purchase such Shares.

(ix) If more than the Offer Amount of Shares are duly tendered to the Fund prior to the expiration of the Offer and not withdrawn, the Fund will, in its sole discretion, either (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Exchange Act; (b) extend the Offer, if necessary, and increase the amount of Shares that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer; or (c) accept Shares tendered on or before the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares.

(x) The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders who do not tender Shares.  Shareholders who retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered.  These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund’s investment program. Additionally, a reduction in the aggregate assets of the Fund may result in higher costs for remaining Shareholders to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional purchases of Shares are made by new and/or existing Shareholders from time to time.

(xi)  Not applicable.

(xii) The repurchase or transfer of Shares may result in a taxable gain or loss to the tendering Shareholder.  Different tax consequences may apply for tendering and non-tendering Shareholders in connection with a repurchase offer.  For example, if a Shareholder does not tender all of his or her Shares, such repurchase may not be treated as an exchange for U.S. federal income tax purposes and may result in deemed distributions to non-tendering Shareholders.  On the other hand, Shareholders who tender all of their Shares (including Shares deemed owned by Shareholders under constructive ownership rules) will be treated as having sold their Shares and generally will realize a capital gain or loss.  Such gain or loss is measured by the difference between the Shareholder’s amount received and his or her adjusted tax basis of the Shares.  For non-corporate Shareholders, gain or loss from the transfer or repurchase of Shares generally will be taxable at a U.S. federal income tax rate dependent upon the length of time the Shares were held.  Shares held for a period of one year or less at the time of such repurchase or transfer will, for U.S. federal income tax purposes, generally result in short-term capital gains or losses, and those held for more than one year will generally result in long-term capital gains or losses.

Additionally, any loss realized on a disposition of Shares of the Fund may be disallowed under “wash sale” rules to the extent the Shares disposed of are replaced with other Shares of the Fund within a period of 61 days beginning 30 days before and ending 30 days after the Shares are disposed of, such as pursuant to a dividend reinvestment in Shares of the Fund.  If disallowed, the loss will be reflected in an upward adjustment to the basis of the Shares acquired.

Pursuant to Treasury Regulations directed at tax shelter activity, taxpayers are required to disclose to the Internal Revenue Service certain information on Form 8886 if they participate in a “reportable transaction.”  A transaction may be a “reportable transaction” based upon any of several indicia with respect to a Shareholder, including the recognition of a loss in excess of certain thresholds (for individuals, $2 million in one year or $4 million in any combination of years).  Shareholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Shares.

(2) Not applicable.

(b) At the present time, the Fund is not aware of any intentions of any Fund affiliates, officers or Trustees to have their Shares (to the extent that they own any) acquired in this tender offer.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

The Memorandum provides that the Fund’s Board has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders.  The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Fund and the Investment Adviser, Subadviser or the Fund’s Board, or any person controlling the Fund or controlling the Investment Adviser or Subadviser; and (ii) any other person, with respect to Shares, with the exception of the seed investor which may participate in the Offer, as disclosed above. The Fund commenced operations as a registered investment company under the 1940 Act on October 1, 2010 and has previously offered to purchase Shares from Shareholders pursuant to written tenders on a quarterly basis beginning with the quarter ended March 31, 2011.

Item 6. Purposes of This Tender Offer and Plans or Proposals.

(a) The purpose of the Offer to Purchase is to provide liquidity to Shareholders who hold Shares as contemplated by and in accordance with the procedures set forth in the Memorandum.

(b) Shares that are tendered to the Fund in connection with the Offer to Purchase, if accepted for repurchase, will be repurchased, resulting in an increase in the expense ratios of remaining Shares in the Fund (assuming no further issuances of Shares).

(c) Except as discussed herein, none of the Fund, the Investment Adviser, the Subadviser, or any of the Trustees has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund (other than as the Subadviser determines may be necessary or appropriate to fund all or a portion of the purchase price for Shares acquired pursuant to the Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund (although the Fund may decide to borrow amounts necessary to repurchase all or a portion of the tendered Shares); (4) any change in the identity of the Investment Adviser, the Subadviser or the officers or Trustees of the Fund or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board, or to fill any existing vacancy on the Board or to change any material term of the investment advisory arrangement with the Investment Adviser, subadvisory arrangement with the Subadviser, or employment contract of any executive officer; (5) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6) the acquisition by any person of additional Shares (other than the Fund’s intention to accept subscriptions for Shares on the first day of each month and from time to time in the discretion of the Investment Adviser), or the disposition of Shares (other than through periodic purchase offers, including the Offer); or (7) any changes in the Fund’s Agreement and Declaration of Trust or other governing instruments or other actions that could impede the acquisition of control of the Fund by any person.  Because Shares are not traded in any market, Items (6), (7), and (8) of Item 1006(c) of Regulation M-A are not applicable to the Fund.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The Fund expects that the purchase price for Shares acquired pursuant to the Offer to Purchase, which will not exceed the Offer Amount (unless the Fund elects to purchase a greater amount), will be derived from: (1) cash on hand; (2) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Fund; and/or (3) possibly borrowings, as described in paragraph (d) below.
(b) There are no material conditions to the financing of the transaction.  There are currently no alternative financing plans or arrangements for the transaction.
(c) Not applicable.
(d) None of the Fund, the Investment Adviser, the Subadviser or any of the officers or Trustees of the Fund have determined at this time to borrow funds to purchase tendered Shares in connection with the Offer to Purchase.  However, depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase price.

Item 8. Interest in Securities of the Issuer.

(a) As of October 1, 2016, other than Adam Taback, none of the Fund’s Trustees or officers held any Shares.  As of October 1, 2016, Adam Taback held 0.04% of the Fund’s outstanding Class I Shares.

(b) Other than transactions conducted pursuant to the continuous offering of Shares and the previous tender offer for the repurchase of Shares, there have not been any transactions involving Shares in the last 60 days.  The Fund’s previous tender offer for the repurchase of Shares had an expiration date of August 24, 2016.

Item 9. Persons/Assets, Retained, Employed, Compensation or Used.

No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10. Financial Statements.

(a) (1) The Fund will prepare, and transmit to Shareholders, an unaudited semi-annual and an audited annual report with financial statements of the Fund and the schedule of investments of the Fund within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.  The Fund commenced operations as a registered investment company under the 1940 Act on October 1, 2010 and has a fiscal year end of September 30.  Accordingly, reference is made to the audited annual financial statements of the Fund for the annual period ended September 30, 2015, which were filed with the SEC on Form N-CSR on December 4, 2015 (File number 811-22466), and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO.  The Fund mailed these audited annual financial statements to Shareholders on or about November 29, 2015.  Reference is also made to the audited annual financial statements of the Fund for the period ended September 30, 2014, which were filed with the SEC on Form N-CSR on December 5, 2014 (File number 811-22466), and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO.  The Fund mailed these audited annual financial statements to Shareholders on or about November 29, 2014.  Copies of the Fund’s financial information may be found on the SEC’s website at www.sec.gov or may be obtained free of charge by calling BNY Mellon at (877) 356-9358.

(2) Not applicable.
(3) Not applicable.
(4) Not applicable.

(b) The Fund’s assets will be reduced by the amount of the tendered Shares that are purchased by the Fund.

Item 11. Additional Information.

(a)   (1) None.

(2) None.

(3) Not applicable.

(4) Not applicable.

(5) None.

(c)    None.

Item 12. Exhibits.

99.1	Cover Letter to Offer to Purchase and Letter of Transmittal.

99.2	Offer to Purchase.

99.3	Form of Letter of Transmittal.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2016

GAI AGILITY INCOME FUND

By:	/s/ Adam Taback
Name:	Adam Taback
Title:	President

EXHIBIT INDEX

Exhibit

99.1	Cover Letter to Offer to Purchase and Letter of Transmittal.

99.2	Offer to Purchase.

99.3	Form of Letter of Transmittal.